
RECEIVED
MAR 01 2002
352

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02003876

hours per response . . . 12.00

SEC FILE NUMBER
8- 36540

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

3/6/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prudential Investment Management Services LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Mulberry Street, Gateway Center Three -- 14th Floor
(No. and Street)

Newark, New Jersey 07102-4077
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Margaret Deverell 973-367-1279
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas, New York, NY 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
P THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Margaret Deverell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prudential Investment Management Services LLC, as of December 31, ~~19~~ XX 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer and Comptroller

Title

Notary Public

JOSEFA F. SALINO
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Aug. 28, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Prudential Investment Management Services LLC


SEC MAIL
RECEIVED
MAR 01 2002
352
SECTION

Statement of Financial Condition
As of December 31, 2001

SEC ID No. 8-36540
This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100


RECEIVED
MAR 01 2002
352

Report of Independent Accountants

To the Member of
Prudential Investment Management Services LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Prudential Investment Management Services LLC at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in Note 3 to the statement of financial condition, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 21, 2002

Prudential Investment Management Services LLC
Statement of Financial Condition
December 31, 2001

(In Thousands)

Assets

Cash and cash equivalents	$	63,223
Distribution fees, service fees and commissions receivable		18,394
Management and administrative fees receivable		6,518
Securities owned, at market value		5,603
Prepaid and other assets		879
Receivable from broker-dealers		512
Total Assets	$	95,129

Liabilities and Member's Equity

Liabilities:

Payable to broker-dealers	$	12,385
Accounts payable, accrued expenses and other liabilities		10,777
Securities sold, not yet purchased, at market value		1,228
Total Liabilities		24,390
Member's Equity		70,739
Total Liabilities and Member's Equity	$	95,129

See notes to statement of financial condition

1. Organization and Nature of Business

Prudential Investment Management Services LLC ("PIMS" or the "Company") is an indirect wholly-owned subsidiary of Prudential Financial, Inc. ("Prudential"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company's primary business is the distribution of mutual funds and variable annuity products to retail investors. The Company also sells various other investment products to institutional investors including limited partnerships and variable contracts, and distributes participant-directed group variable annuities and mutual funds to retirement plans.

The Company is the exclusive distributor of all the variable annuity products issued by Prudential companies and the exclusive distributor of the domestic Prudential mutual fund shares ("Domestic Funds"), which have adopted Plans of Distribution pursuant to Rule 12b-1 under the Investment Company Act of 1940, and the offshore Prumerica mutual fund shares ("Offshore Funds"). The Company has an agreement with its direct parent, PIFM Holdco, Inc, ("PHI") to sell a portion of its expected future monthly cash receipts, from 12b-1 and distribution fees and CDSC revenue, in exchange for cash. Sales under this agreement are without recourse. All subsequent cash payments to PHI are contingent upon the continued future receipt of 12b-1 and distribution fees and CDSC revenue by the Company.

The Company also has entered into selling agreements with unaffiliated mutual fund families where the Company receives distribution and service fees and commissions for sales of mutual fund products to defined contribution retirement plans.

Effective July 1, 2001, the Company was appointed the exclusive sponsor of the Prudential unit investment trust ("UIT") business, replacing Prudential Securities Incorporated ("PSI"), a Prudential company. UITs continue to be offered on a retail basis, through PSI, and another Prudential company, Pruco Securities Corporation, and unaffiliated broker-dealers.

As more fully described in Note 3, the Company has various agreements with Prudential companies relating to services of officers and the use of telecommunications, office space, systems, and equipment. The accompanying statement of financial condition may not be indicative of the financial position of the Company if the Company had been operated as an unaffiliated entity.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company's cash and cash equivalents consists of funds on deposit in corporate accounts at commercial banks, and shares of a money market mutual fund sponsored by a Prudential company. Money market mutual funds are stated at cost, which approximates market value.

Securities owned, and securities sold, not yet purchased, consist of UIT inventory positions of the Company which are recorded at trade date, and carried at fair value. Fair value is based on quoted market prices.

3. Related Party Transactions

The Company receives various services from Prudential companies including services of officers and the use of telecommunications, office space, systems and equipment. The cost of these services are allocated to the Company pursuant to service agreements with Prudential companies.

Cash and cash equivalents of $63,222,602 include $62,439,531 which represents 62,439,531 shares of a Prudential money market mutual fund for which the Company is the exclusive distributor.

A substantial portion of the distribution fees, service fees and commissions receivable are amounts due from the Domestic Funds. A substantial portion of the payable to broker-dealers represents amounts due to Prudential companies in connection with the distribution of Domestic Funds shares. A substantial portion of the accounts payable, accrued expenses and other liabilities are amounts payable to Prudential companies.

4. Subordinated Borrowings

The Company has a $40,000,000 revolving subordinated loan agreement with Prudential Funding Corporation ("PFC"), a Prudential company, which expires in 2008. Borrowings under this agreement are subordinated to the claims of general creditors and have been approved by the NASD for inclusion in computing net capital pursuant to the SEC's net capital rule. Repayment may be made only if, after giving effect to such repayment, the Company meets the SEC's capital requirements governing the withdrawal of subordinated liabilities. At December 31, 2001 there were no loans outstanding under this agreement.

The Company also has a $350,000,000 revolving subordinated loan agreement with PFC, which has also been approved by the NASD to qualify as regulatory capital, which expires in 2005. At December 31, 2001, there were no loans outstanding under this agreement.

5. Commitments and Contingent Liabilities

The Company is subject to legal and regulatory actions in the ordinary course of its business. Pending legal actions include proceedings relating to aspects of the Company's business and operations that are specific to the Company, as well as proceedings that are typical of the business in which the Company operates. Some of these proceedings have been brought on behalf of various alleged classes of complainants. In certain of these matters, the plaintiffs are seeking large and/or indeterminate amounts, including punitive damages.

In June 2001, plaintiffs filed a first amended class action complaint in the United States District Court for the Southern District of Illinois in a putative national class action against approximately two dozen mutual fund complexes. The complaint alleges that the statutorily independent directors of the funds in each complex lack independence, the distribution and advisory agreements within each fund complex were not properly approved, and distribution and advisory fees were, in any event, excessive and unlawful. The complaint asserts causes of action under the Investment Company Act of 1940 ("ICA") as well as a common law claim of breach of fiduciary duty, and seeks actual and punitive damages and declaratory relief. Plaintiffs, as shareholders, also seek to assert derivative claims on behalf of the funds. In September 2001, plaintiffs filed a second amended complaint in this action involving mutual fund distribution and advisory fees. The amended pleading withdraws several of the original causes of action but continues to allege that defendants' actions violated Sections 12(b) and 36(b) of the ICA, as well as the fiduciary duties owed under common law, and seeks actual and punitive damages and declaratory relief. In October 2001, the Company filed a motion to sever the claims against it, and a motion to transfer the action to the United States District Court for the District of New Jersey. The motions have not yet been decided. An earlier case filed in the United States District Court for the District of New Jersey contains similar challenges to the validity of the investment advisory agreement and the distribution agreement of one of the Prudential mutual funds distributed by the Company. The District Court dismissed the amended complaint in July 1999. After procedural steps in the U.S. Court of Appeals for the Third Circuit, in January 2002, plaintiff filed a notice of appeal.

The Company's litigation is subject to many uncertainties, and given the complexity and scope, the outcome cannot be predicted. It is possible that the Company's financial position could be materially affected by an ultimate unfavorable resolution of pending litigation.

6. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $50,397,045 which was $48,852,880 in excess of its required net capital of $1,544,165. At December 31, 2001, the ratio of aggregate indebtedness to net capital was .46 to 1.

7. Taxes

In accordance with federal and applicable state tax law, the Company is treated as a branch of PHI. PHI is included in the consolidated federal income tax return of Prudential. PHI also files separate state and local income tax returns.

Pursuant to the tax allocation agreement, federal income tax expense or benefit is determined on a separate company basis. Members with losses record current tax benefits to the extent such losses are recognized in the consolidated federal tax provision. Deferred income taxes are generally recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes.

During 2001, the Company amended its tax sharing agreement with PHI, such that all taxes, current and deferred are settled currently as capital contributions. Consequently, the existing deferred tax liability balance from 2000 of $7,590,203, plus the 2001 current and deferred tax provisions were treated as contributions to capital.



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5

To the Member of
Prudential Investment Management Services LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Prudential Investment Management Services LLC (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 21, 2002